Exhibit 99.2


6 September, 2002

Annual General Meeting
Trading update for the three months to 31 July 2002

At today's Annual General Meeting of Tomkins plc, David Newlands, Chairman, made the following statement on current trading:

"In the first three months of this eight month accounting period, operating profit margins have increased in all business groups compared to the first quarter of our last financial year.

At constant exchange rates, sales and operating profit before exceptional items from continuing businesses were ahead of the corresponding period last year by 3.5 per cent and 11.2 per cent respectively. After taking into account acquisitions, disposals and the impact on currency translation of a weaker dollar, operating profit before exceptional items improved by 4.6 per cent on sales that were lower by 2.8 per cent.

This strong operating performance is encouraging given the background of mixed market conditions and reflects our continued focus upon lean manufacturing and strategic manufacturing initiatives.

In Air Systems Components, operating profit before exceptional items increased by 6.1 per cent on sales marginally ahead. The decline in the US commercial building market has been largely mitigated by the continued strength of the residential market and the effect of acquisitions.

In Engineered & Construction Products, operating profit before exceptional items was lower by 6.2 per cent. Solid performances of Lasco, Dexter and Philips were offset by continuing weakness in Material Handling and the effect of disposals, with overall divisional sales down by 12.7 per cent.

In Industrial & Automotive, operating profit before exceptional items was ahead by 16.3 per cent due to higher volumes, favourable sales mix and previous cost reduction initiatives. Higher than expected sales volumes to the automotive manufacturers, some recovery in industrial sales and a strong automotive aftermarket more than offset the effect of currency translation and disposals, to give a net increase in sales of 1.3 per cent.

Our restructuring initiatives have progressed in the period in accordance with our plans.

Net cash at the end of the three-month period was approximately GBP 205 million.

Trading during the first three months provides a good foundation for the financial performance for the balance of this eight-month accounting period. Current economic data give no clear indication of the future direction of our worldwide markets. However we will continue to benefit from our focus on lean manufacturing and strategic manufacturing initiatives and, if our markets improve, the group's financial performance should reflect the high operational gearing across our businesses."


Enquiries to: Tomkins plc
Stephen Devany
Head of Corporate Communications
Tel: +44 (0) 20 8877 5153


Finsbury
Rollo Head
Charlotte Festing
Tel: +44 (0) 20 7251 3801


Notes for editors:


1. Changes in actual and like for like sales and operating profit by business group for the three months ended 31 July 2002, compared with the corresponding period last year, are as follows:

                                                              Sales                 Operating profit**
                                                     Actual    Like for like*     Actual    Like for like*
Air Systems Components                                  + 0.2%           -2.8%        +6.1%           +6.5%
Engineered & Construction Products                      -12.7%           -4.1%        -6.2%           +2.5%
Industrial and Automotive                                +1.3%           +8.9%       +16.3%          +23.0%
Overall                                                  -2.8%           +3.5%       + 4.6%          +11.2%
*      Excluding the impact of acquisitions, disposals and currency translation
**     Before operating and non-operating exceptional items

2. On 17 May 2002, Tomkins plc announced that it had decided to change the accounting reference date of the company from 30 April to 31 December to align it with the accounting reference dates of its major global competitors and with the calendar year periods used for economic and other statistical data in respect of its major markets. This change is being accomplished by using an eight month accounting period from 1 May 2002 to 31 December 2002 and adopting calendar year reporting thereafter.